July 1, 2026

J.P. Morgan Exchange-Traded Fund Trust

277 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive fees owed to it or to reimburse the Funds listed on Schedule A through June 30, 2027. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include except for the management fees, payments under the Fund’s 12b-1 plan (if any), interest expenses, dividend and interest expenses related to short sales, taxes, acquired fund fees and expenses (other than fees for funds advised by the adviser and/or its affiliates), costs of holding shareholder meetings, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

JPMIM understands and intends that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours, J.P. Morgan Investment Management Inc.
/s/ Matthew J. Kamburowski
By: Matthew J. Kamburowski
Managing Director
Accepted by: J.P. Morgan Exchange-Traded Fund Trust
/s/ Timothy J. Clemens
By: Timothy J. Clemens
Treasurer

SCHEDULE A

Fund Name	Expense Cap
JPMorgan Core Plus Bond ETF	0.37%
JPMorgan Income ETF	0.39%
JPMorgan Inflation Managed Bond ETF	0.25%
JPMorgan Realty Income ETF	0.50%
JPMorgan High Yield Municipal ETF	0.35%
JPMorgan Limited Duration Bond ETF	0.24%
JPMorgan Sustainable Municipal Income ETF	0.18%